September 29, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Amanda Ravitz

Joseph McCann

Daniel Morris

Jeanne Bennett

Brian Cascio

Re:	Capnia, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed September 12, 2014

File No. 333-196635

Ladies and Gentlemen:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 24, 2014 relating to the Company’s Registration Statement on Form S-1 (File No. 333-196635) filed with the Commission on September 12, 2014 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Underwriting, page 148

1. We note your response to our prior oral comment number 1. As the underwriters’ obligation to purchase the offered securities is conditioned on the sale of a minimum amount of

U.S. Securities and Exchange Commission

September 29, 2014

securities, we disagree that this is a firm commitment underwriting. Please revise your offering procedures to comply with the requirements of Rule 15c2-4, revise the disclosure to eliminate references to this as a “firm commitment” underwriting, and add disclosure to explain that the underwriters’ obligation to purchase units is conditioned on the $6 million minimum purchase.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and have modified our arrangement with the underwriters to remove the insider participation conditions to the underwriter’s obligations and revised the prospectus cover, Exhibit 1.1 to the Registration Statement, and pages 7, 46, 47, and 149 of the Registration Statement to omit references to any conditional obligations of the underwriters.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Elton Satusky

Elton Satusky

cc:	Anish Bhatnagar

3 Twin Dolphin Drive, Suite 160

Redwood City, CA 94065

Michael Danaher

Elton Satusky

Wilson Sonsini Goodrich & Rosati

650 Page Mill Rd. Road

Palo Alto, CA 94304